EXHIBIT 99.3
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Update regarding strategic discussions
Telkom shareholders are referred to the cautionary announcement published on 2 June 2008 and further cautionary announcements published on 15 July 2008 and 26 August 2008 regarding the receipt of a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders (“the Consortium”). Telkom shareholders are advised that the Company and the Consortium have jointly agreed to suspend discussions in response to, inter alia, current market conditions and pricing considerations.
Discussions with Vodafone Group Plc (“Vodafone”), regarding the acquisition by Vodafone’s wholly-owned subsidiary of a portion of Telkom’s stake in Vodacom Group (Proprietary) Limited and unbundling of the remainder, and which are referred to in a separate cautionary dated 26 August 2008, are still ongoing. A further announcement will be made in this regard shortly. Accordingly, shareholders are advised to continue to exercise caution when dealing in the Company’s securities.
18 September 2008
Pretoria
Transaction Sponsor: J.P. Morgan Equities
Special note regarding forward-looking statements
Many of the statements included in this announcement constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking. These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of our most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in our expectations.
Telkom SA Limited filed an annual report on Form 20-F with the US SEC, for the year ended March 31, 2008 on July, 21, 2008. This annual report includes a detailed description of risk factors that may affect its business. For further information you should refer to the Form 20-F and other filings with the US SEC, which are available on Telkom’s investor relations website at www.telkom.co.za/ir.